787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

December 29, 2014

Via EDGAR

John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Funds II – LifePath® Active Retirement Portfolio
Post-Effective Amendment No. 131 under the Securities Act of 1933 and Amendment No. 133 under the Investment Company Act of 1940 to Registration Statement on Form N-1A
(File Nos. 333-142592 and 811-22061)

Dear Mr. Ganley:

On behalf of BlackRock Funds II (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on December 3, 2014 regarding Post-Effective Amendment No. 131 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 133 under the Investment Company Act of 1940, as amended (the “1940 Act”), which was filed with the Commission on October 1, 2014, with respect to the LifePath® Active Retirement Portfolio, a series of the Registrant (the “Fund”).

The Staff’s comments, which are set forth below in italicized text, have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Post-Effective Amendment No. 145 to the Registration Statement (the “Amendment”), which is being filed concurrently with this letter, reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and relate solely to the Fund.

New York     Washington, DC     Paris     London     Milan     Rome     Frankfurt     Brussels

December 29, 2014 Page 2

Comment No. 1:	Please consider clarifying the Fund’s investment objective in order to make it easier for investors to understand.
Response:	The Registrant respectfully declines to take this comment at this time, given that this investment objective is shared by multiple series across three BlackRock mutual funds and the Registrant believes that the investment objective is clear. However, as discussed in response to Comment No. 3, below, the Registrant has added disclosure to the section of the Prospectus entitled “Key Facts About LifePath Active Retirement Portfolio—Principal Investment Strategies of the Fund” to describe how quantitatively measured risk is used in determining the Fund’s investment strategies.
Comment No. 2:	For the sake of clarity and brevity, please consider revising Footnote 3 to the fee table to combine the descriptions of the two contractual fee waivers.
Response:	The requested change has been made.
Comment No. 3:	In light of the Fund’s investment objective of “pursuing retirement outcomes based on quantitatively measured risk”, please consider enhancing the current prospectus disclosure regarding the Fund’s principal investment strategies to indicate how quantitatively measured risk is used to determine the Fund’s investment strategies.
Response:	The requested change has been made. The following disclosure has been added to the section of the Prospectus entitled “Key Facts About LifePath Active Retirement Portfolio—Principal Investment Strategies of the Fund”:
BlackRock employs a multidimensional approach to assess risk for the Fund and to determine the Fund’s allocation across asset classes. As part of this multidimensional approach, BlackRock aims to quantify risk using proprietary risk measurement tools that, among other things, analyze historical and forward-looking securities market data, including risk, asset class correlations, and expected returns.
Comment No. 4:	Derivatives are currently listed in the prospectus as principal strategies of the Fund. To the extent that derivatives are not actually used by the Fund as part of its principal strategies, and to the extent that use of such instruments is not expected to rise to the level of a principal strategy in the near future, please consider revising the disclosure.
Response:	The Registrant has reviewed the Fund’s use of derivatives and hereby confirms that the use of derivatives is, and will continue to be, a principal investment strategy of the Fund. Accordingly, no changes have been made in response to this comment.

December 29, 2014 Page 3

Comment No. 5:	Consider revising the first paragraph under “Performance Information” to shorten it and make it easier for investors to comprehend. For example, rather than refer to each instance of a name or strategy change, consider consolidating the second and third sentences by simply indicating that prior to December 31, 2014, the Fund had a different objective and followed different investment strategies. Please also consider moving the description of the previous components of the Fund’s custom benchmark to a footnote in the annual total returns table. If necessary, consider breaking the current paragraph into more than one paragraph.
Response:	The requested change has been made.
Comment No. 6:	Please revise the fourth paragraph in the section of the prospectus entitled “Details About the Funds – Investment Time Horizons” to clarify that “withdrawal rate” does not mean the Fund’s rate of return.
Response:	The requested change has been made. In order to make clear that “withdrawal rate” does not refer to the Fund’s rate of return, the following sentence has been added to the above-mentioned paragraph:
The withdrawal rate is the rate at which investors can redeem shares from the Fund, which is not necessarily equal to the rate of return of the Fund.

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The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Registrant’s documents.

Please do not hesitate to contact me at (212) 728-8813 if you have comments or if you require additional information regarding the Registrant.

Respectfully submitted,

/s/ Diana N. Huffman
Diana N. Huffman

cc:	Ben Archibald, Esq.
Greg Daddario, Esq.
Maria Gattuso, Esq.